Exhibit 99.1

Alibaba Group Receives 33% Equity Interest in Ant Financial

Hangzhou, China, September 24, 2019 — Alibaba Group Holding Limited (NYSE: BABA, “Alibaba Group”) and Ant Small and Micro Financial Services Group Co., Ltd. (“Ant Financial”) today announced that Alibaba Group has received a newly-issued 33% equity interest in Ant Financial following the satisfaction of the closing conditions set forth in the 2014 transaction agreements and the relevant amendments to those agreements.

Upon closing of the issuance, the profit-sharing arrangement under which Ant Financial previously paid fees amounting to 37.5% of its pre-tax profits to Alibaba Group was terminated.

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About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a company that lasts at least 102 years.

About Ant Financial

Ant Financial is focused on serving small and micro enterprises, as well as individuals. Ant Financial is dedicated to bringing the world more equal opportunities through building a technology-driven open ecosystem and working with other financial institutions to support the future financial needs of society. Brands under Ant Financial include Alipay, Ant Fortune, Zhima Credit and MYbank.

Media Contacts

Alibaba Group

Adam Najberg

Tel: +852-54743262

adam.najberg@alibaba-inc.com

Ant Financial

Le Shen

Tel: +86-13910467197

shenle.sl@antfin.com